Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
NINE MONTHS ENDED
SEPTEMBER 30, 2004

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

1ST Franklin is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending activities include the purchase of sales finance contracts from various dealers and in making first and second mortgage loans on real estate to homeowners who wish to improve their property or who wish to restructure their financial obligations.  The business is operated through a network of 212 branch offices located in the states of Alabama, Georgia, Louisiana, Mississippi and South Carolina.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life coverage to help assure the remaining loan balances are repaid if borrowers die before the loans are repaid or they may request accident and health coverage to help continue loan payments if borrowers become sick or disabled for an extended period of time.  Customers may also choose property coverage to protect the values of loan collateral against damage, theft or destruction.  We write the various insurance products as an agent for a non-affiliated insurance company.  Our wholly-owned insurance subsidiaries reinsure the insurance written from the non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with the applicable state and federal laws and regulations.

Financial Condition:

Total assets of the Company surpassed the $300 million level, reaching $302.6 million at September 30, 2004 as compared to $292.9 at December 31, 2003.  The majority of the $9.7 million (3%) increase in assets occurred in the quarter just ended.  Growth in the Company’s net loan portfolio and increases in funds invested in marketable securities are the main factors contributing to the rise in overall assets.

Net loans grew $5.6 million or 3% during the nine-month period just ended as a result of higher loan originations.  Of this increase, approximately $2.1 million has been generated by eight new branch offices opened during the current year.  Loan originations are typically highest during the final three months of each calendar year and Management expects additional growth in our net loan portfolio during the remainder of the year.

Our investment portfolio increased $4.3 million (7%) during the period ended September 30, 2004 as compared to the prior year-end mainly due to the continued positioning of surplus funds into investment securities in order to maximize yield.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds   A significant portion of these investment securities have been designated as “available for sale” (56% as of September 30, 2004 and 62% as of December 31, 2003) with any unrealized gain or loss accounted for in the equity section of the Company’s balance sheet, net of deferred income taxes for those investments held by the Company's insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated  “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

Senior debt grew approximately $7.0 million (5%) during the nine-month period just ended as a result of increases in sales of the Company’s senior notes and commercial paper.    Other liabilities declined $1.3 million (8%) due to disbursement of the prior year’s accrued incentive bonus, payment of the Company’s annual contribution to the employee profit sharing plan and other various prior year accrued expenses.

Results of Operations:

During the three- and nine-month period ended September 30, 2004, total revenues were $24.9 million and $73.0 million, respectively, compared to $22.8 million and $67.7 million during the same comparable periods a year ago.  Although revenues rose, higher operating costs continue to have a negative impact on net income during the current year.  The Company recorded a marginal increase in net income for the quarter just ended as compared to the prior year.  During the nine-month comparable periods higher operating costs caused net income to decline $2.6 million or 32%.

Net Interest Income

Net interest income represents the margin between earnings on loans and investments and interest paid on senior and subordinated debt.  It represents a key performance driver in the operations and success of the Company’s operations.  Changes in our interest margin are influenced by factors such as the level of average net receivables outstanding and the interest income associated therewith, capitalized loan origination costs, and borrowing costs.  Net interest income increased $1.3 million (9%) during the quarter ended September 30, 2004, as compared to the quarter ended September 30, 2003.  During the nine months just ended, the net interest margin increased $3.6 million (8%) compared to the same period a year ago.

Our growth in the net interest margin was primarily due to increases in finance charge income earned on our loan portfolio.  Average net receivables were $237.2 million during the nine months ended September 30, 2004 as compared to $218.2 million during the nine months ended September 30, 2003.  The higher level of average net receivables generated an additional $1.4 million (9%) and $3.8 million (8%) in interest income during the three- and nine-month period just ended as compared to the same comparable periods a year ago, respectively.

The average debt level on our senior and subordinated rose $197.8 million during the nine-month period just ended as compared to $184.9 during the same period a year ago; however, the lower interest rate environment has minimized the impact on our interest expense.    During the quarter ended September 30, 2004, interest expense increased $.1 million (8%) as compared to the same quarter a year ago.  Interest expense for the nine month comparable periods increased $.2 million (4%).

Management believes various economic indicators and the recent increase in the prime rate by the Federal Reserve suggest interest rates are beginning an upward trend.  As market rates rise, the Company may need to offer higher rates on its senior and subordinated debt in order to remain competitive.  Any such increase may negatively impact our net interest margin.  However, we do not anticipate that rates will increase significantly and do not project a material impact on our margin for the remainder of this year.

Insurance Income

Optional credit insurance coverage is offered to our customers when making a loan. As average net receivables increase, the Company typically sees an increase in the number of loan customers requesting credit insurance, thereby leading to higher levels of insurance in force.  Net insurance income rose $.4 million (7%) and $1.1 million (7%) during the three- and nine-month periods ended September 30, 2004 as compared to the same periods a year ago, respectively, mainly due to the increase in average net receivables.

Provision for Loan Losses

The provision for loan losses reflects the level of net charge offs and adjustments to the allowance for loan losses, which we believe is sufficient to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.  Our provision for loan losses rose $.3 million (9%) during the three-month period just ended as compared to the same period in 2003.  During the nine-month period just ended, the provision rose $1.3 million or 13%.  Write-offs of non-performing loans were the major causes of the increases.  Net write-offs increased $.2 million (7%) and $1.0 million (11%) during the three- and nine-month periods ended September 30, 2004 as compared to the same periods during 2003.  Also contributing to the increase in the provision were adjustments to our allowance for loan losses to keep pace with our growth in the loan portfolio.

We continually monitor the credit-worthiness of the loan portfolio.  Additions will be made to the allowance for losses when we deem it appropriate to protect against probable losses in the current portfolio.

Other Operating Expenses

The primary cause of the decline in net income during the current year has been due to significant increases in operating overhead.  Other operating expenses increased approximately $1.2 million (9%) and $5.9 million (15%) during the three- and nine-month periods ended September 30, 2004 as compared to the same periods ended September 30, 2003, respectively.

As previously disclosed in our quarterly reports issued for periods ended March 31, and June 30, 2004 and in the Company’s annual report for 2003, we are in the process of converting our branch office loan accounting system to a new service provider.  The project began during the third quarter of 2002 and was divided into two phases.  Phase one involved the conversion of our investment center to the new system, which was completed on October 3, 2003.  Phase Two involves the conversion of our branch office network and accounting system.  The scope of the project has been a major undertaking for the Company.  We have implemented a data communication network, which links all the branch offices in our five-state territory on the new system.  We are assisting the new service provider in modifying its existing system to meet the needs of the consumer finance industry.  Training on the new system began at the end of January 2004, and all employees will have completed extensive training prior to the completion of the conversion.  Management’s goal is to convert to a premier loan accounting system, which enables the Company to operate more efficiently and provides additional services to our customers.  The additional development and testing necessary to implement such a first-class system has shifted the anticipated completion date of the conversion from the second quarter of this year to the first quarter of 2005.

The most significant factor causing our higher overhead expenses relates to our computer conversion.  Costs associated with the conversion have been the main causes of the aforementioned increases in other operating expenses during the comparable periods.  These costs include the additional personnel expense incurred in training employees on the new system, networking costs, costs associated with testing and development, and costs of new equipment.  The conversion may continue to have a negative impact on the operating results for the remainder of 2004; however, we are diligently working to insure a smooth transition and to minimize any adverse operating results.

Although the conversion project has been the primary cause of the higher operating expenses during 2004, other factors also contributed to the increases.  An increase in our employee base and merit salary increases effective February 1, 2004 created higher personnel expense during the nine-month comparable period.  During the quarter just ended, personnel expense decreased slightly due to a decline in medical claims incurred by the Company’s employee health insurance plan.

Another factor causing the increase in operating expenses during the current year were costs incurred with the opening of eight new branch offices.  Increases in legal and audit expenses also contributed to the higher operating expenses.

Effective income tax rates were 24% and 17% during the nine-month periods ended September 30, 2004 and 2003, respectively, and 26% and 24% during the three-month periods then ended.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries. The tax rates are also below statutory rates due to certain benefits provided by law to life insurance companies, which reduced the effective tax rate of the Company’s insurance subsidiary.  The higher rates during the current year periods were due to losses of the S Corporation being passed to the shareholders for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.

Quantitive and Qualitative Disclosures about Market Risk:

As previously discussed, the lower interest rate environment has enabled the Company to minimize increases in interest costs during the current year.  Although rates are expected to rise, we don’t believe rates will increase to a level which would cause a significant impact on our operating performance for the remainder of the year.  There has been no change during the current year that is expected to have a material impact on our exposure to changes in market conditions.  Please refer to the market risk analysis discussed in our annual report on Form 10-K as of and for the year ended December 31, 2003 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of September 30, 2004 and December 31, 2003, the Company had $16.9 million invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.  Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust.  As of September 30, 2004, the Company had $1.5 million in demand deposits with Liberty Bank & Trust.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of September 30, 2004 and December 31, 2003, respectively, 95% and 93% of the Company’s cash and cash equivalents and investment securities were maintained in our insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2003, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had statutory surplus of $22.2 million and $24.5 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2004 without prior approval of the Georgia Insurance Commissioner is approximately $6.9 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of debt securities.  Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities program, the Company has an external source of funds through the use of a credit agreement. The agreement provided for available unsecured borrowings of $21.0 million and was scheduled to expire on September 25, 2004 on its own terms, but was renewed for a one year term through September 23, 2005.  During the renewal process, terms of the credit agreement were amended to increase the available unsecured borrowings to $30.0 million. Available borrowings under the agreement were $30.0 and $21.0 million at September 30, 2004 and December 31, 2003, respectively.

Other:

There are six legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements. The plaintiffs seek statutory, compensatory and punitive damages.  The cases have been removed to Federal District Court. In two of the cases, the Company has been dismissed from the court proceedings but motions to compel arbitration have been granted. Management believes that it is too early to assess the Company's potential liability in connection with the six suits.  The Company is diligently contesting and defending these cases.

A legal proceeding is pending against the Company in the state of Georgia alleging violation of usury statutes.  The Company is diligently contesting and defending this case. Management believes that it is too early to assess the Company's potential liability in connection with this suit.

A more detailed summary of the aforementioned legal proceedings appears in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, under Part II, Item 1.

The Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

Recent Accounting Pronouncements:

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), to certain entities in which equity investors do not have characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN No. 46, as revised,  was adopted January 1, 2004 by the Company and, as the Company does not have any investments in entities that qualify as Variable Interest Entities, this adoption did not have a significant impact on the Company's financial statements.

Critical Accounting Policies:

The accounting and reporting policies of 1st Franklin and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry.  The more critical accounting and reporting policies include the allowance for loan losses, revenue recognition, accounting for securities, loans, insurance claims reserve and income taxes.  In particular, 1st Franklin's accounting policies relating to the allowance for loan losses revenue recognition are the most complex.

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78's method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company are reinsured by the property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health policies written by the Company are reinsured by the life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health policies are earned based on an average of the pro-rata method and the effective yield method.

Different assumptions in the application of these policies could result in material changes in the consolidated financial position or consolidated results of operations. Please refer to Note 1 in the "Notes to Consolidated Financial Statements" in the Company’s Form 10-K as of and for the year ended December 31, 2003 for details regarding all of the Company’s critical and significant accounting policies.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors, which could cause future results to differ from expectations, are, but are not limited to, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcome of litigation and other factors referenced elsewhere in our filings with the Securities and Exchange Commission.

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2004	2003
	(Unaudited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 16,943,511	$ 16,911,082

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	215,128,748 28,286,607 31,136,817 274,552,172 31,481,747 16,606,191 14,415,085 212,049,149	211,202,608 31,520,134 26,678,509 269,401,251 31,519,343 17,904,814 13,515,085 206,462,009

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	34,919,498 27,497,024 62,416,522	36,124,485 22,039,894 58,164,379

OTHER ASSETS	11,172,830	11,330,260

TOTAL ASSETS	$302,582,012	$ 292,867,730

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 155,160,576	$ 148,204,014
OTHER LIABILITIES	15,461,523	16,743,750
SUBORDINATED DEBT	43,561,512	44,075,934
Total Liabilities	214,183,611	209,023,698

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--

Common Stock

Voting Shares; $100 par value; 2,000 shares

authorized; 1,700 shares outstanding

Non-Voting Shares; no par value; 198,000 shares

authorized; 168,300 shares outstanding as of

September 30, 2004 and December 31, 2003

	170,000 --	170,000 --
Accumulated Other Comprehensive Income	972,509	1,051,078
Retained Earnings	87,255,892	82,622,954
Total Stockholders' Equity	88,398,401	83,844,032

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$302,582,012	$ 292,867,730

See Notes to Consolidated Financial Statements

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Quarter Ended		Nine Months Ended
	September 30		September 30
	(Unaudited)		(Unaudited)
	2004	2003	2004	2003

INTEREST INCOME	$17,370,717	$ 15,973,487	$50,977,067	$ 47,211,819
INTEREST EXPENSE	1,802,412	1,673,728	5,288,374	5,088,081
NET INTEREST INCOME	15,568,305	14,299,759	45,688,693	42,123,738

Provision for Loan Losses	4,135,404	3,802,490	11,156,300	9,881,872

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,432,901	10,497,269	34,532,393	32,241,866

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	7,282,949 1,633,246 5,649,703	6,662,075 1,375,626 5,286,449	21,425,108 4,579,678 16,845,430	19,959,081 4,221,513 15,737,568

OTHER REVENUE	203,410	187,755	581,696	535,379

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	8,366,836 2,171,838 4,382,730 14,921,404	8,532,901 1,817,311 3,356,876 13,707,088	25,992,060 6,146,340 12,733,584 44,871,984	23,488,715 5,354,057 10,096,290 38,939,062

INCOME BEFORE INCOME TAXES	2,364,610	2,264,385	7,087,535	9,575,751

Provision for Income Taxes	615,928	544,110	1,684,619	1,595,612

NET INCOME	1,748,682	1,720,275	5,402,916	7,980,139

RETAINED EARNINGS, Beginning of Period	85,507,210	81,575,207	82,622,954	78,657,682
Distributions on Common Stock	--	681,840	769,978	4,024,179
RETAINED EARNINGS, End of Period	$87,255,892	$82,613,642	$ 87,255,892	$ 82,613,642

BASIC EARNINGS PER SHARE: Voting Common Stock; 1,700 shares Outstanding all periods Non-Voting Common Stock; 168,300 Shares outstanding all periods	$10.29 $10.29	$10.12 $10.12	$31.78 $31.78	$46,94 $46.94

See Notes to Consolidated Financial Statements

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1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30
	(Unaudited)
	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 5,402,916	$ 7,980,139

Adjustments to reconcile net income to net cash

Provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Deferred Income Taxes

Other, net

Decrease (Increase) in miscellaneous assets

Decrease in Accounts Payable

and Accrued Expenses

Net Cash Provided

	11,156,300 1,311,555 61,474 100,138 804,124 (1,181,933) 17,654,574	9,881,872 1,007,968 91,714 89 (451,344) (976,937) 17,533,501
CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Purchases of marketable debt securities

Principal payments on securities

Sales of marketable debt securities

Redemptions of marketable debt securities

Other, net

Net Cash Used

	(141,489,175) 124,745,735 (14,227,513) 241,589 -- 9,511,250 (2,076,193) (23,294,307)	(127,552,894) 109,939,119 (12,806,234) 151,010 2,893,910 12,674,500 (1,134,226) (15,834,815)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in Senior Debt Subordinated debt issued Subordinated debt redeemed Distributions paid Net Cash Provided	6,956,562 4,862,222 (5,376,644) (769,978) 5,672,162	7,495,591 4,874,339 (7,766,531) (4,024,179) 579,220

NET INCREASE IN CASH AND CASH EQUIVALENTS	32,429	2,277,906

CASH AND CASH EQUIVALENTS, beginning	16,911,082	20,464,259

CASH AND CASH EQUIVALENTS, ending	$ 16,943,511	$ 22,742,165

Cash Paid during the period for: Interest Income Taxes	$ 5,303,300 1,849,300	$ 4,975,166 1,770,612

See Notes to Consolidated Financial Statements

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-NOTES-

Note 1 - Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the annual financial statements and notes thereto as of December 31, 2003 and for the year then ended included in the Company's December 31, 2003 Annual Report.

In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 2004 and December 31, 2003, the results of its operations for the three and nine months ended September 30, 2004 and 2003, and its cash flows for the nine months ended September 30, 2004 and 2003.  While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Note 2 – Impact of Recently Issued Accounting Standards

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), to certain entities in which equity investors do not have characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46, as revised, was adopted January 1, 2004 by the Company and as the Company does not have any investments in entities that qualify as Variable Interest Entities, the adoption did not have a significant impact on the Company’s financial statements.

Note 3 - Allowance for Loan Losses
An analysis of the allowance for the nine month periods ended September 30, 2004 and 2003 is shown in the following table:
	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 13,515,085 11,156,300 (13,543,815) 3,287,515 $ 14,415,085	$ 12,195,000 9,881,872 (12,492,255) 3,214,148 $ 12,798,765

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Note 4 - Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of September 30, 2004		As of December 31, 2003
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury Securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 8,884,484 24,479,792 384,546 $ 33,748,822	$ 8,977,135 25,195,578 746,785 $ 34,919,498	$ 7,957,147 26,442,242 386,454 $ 34,785,843	$ 8,073,693 27,419,961 630,831 $ 36,124,485
Held to Maturity: U.S. Treasury Securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 5,721,198 20,772,237 1,003,589 $ 27,497,024	$ 5,747,329 21,364,941 1,030,056 $ 28,142,326	$ 4,267,834 16,764,427 1,007,633 $ 22,039,894	$ 4,334,247 17,518,420 1,066,231 $ 22,918,898

Note 5 – Commitments and contingencies

There are six legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements. The plaintiffs seek statutory, compensatory and punitive damages.  The cases have been moved to Federal District Court, and action is being taken to compel arbitration. In two of the cases, the Company has been dismissed from the actions and motions to compel arbitration have been granted.  Management believes that it is too early to assess the Company's potential liability in connection with the six suits.  The Company is diligently contesting and defending these cases.

A legal proceeding is pending against the Company in the state of Georgia alleging violation of usury statutes.  The Company is diligently contesting and defending this case.  Management believes that it is too early to assess the Company's potential liability in connection with this suit.

The Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 24% and 17% during the nine-month periods ended September 30, 2004 and 2003, respectively, and 26% and 24% during the three-month periods then ended.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to certain benefits provided by law to life insurance companies which reduces the effective tax rates and due to investments in tax exempt bonds held by the property insurance company.

Note 7 – Other Comprehensive Income

Comprehensive income was $2,086,810 and $5,324,347 for the three- and nine-month periods ended September 30, 2004, respectively, as compared to $1,557,213 and $7,856,350 for the same periods in 2003.

Accumulated other comprehensive income consists solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $248,328 and ($78,569) in accumulated other comprehensive income (loss) for the three- and nine-month periods ended September 30, 2004, respectively.  During the same prior year periods, the Company recorded $163,062 and $123,789 respectively, in accumulated other comprehensive income.

Note 8 – Line of Credit

The Company has an external source of funds through the use of a credit agreement. The agreement provided for available unsecured borrowings of $21.0 million and was scheduled to expire on September 25, 2004 on its own terms, but was renewed for a one year term expiring September 23, 2005.  During the renewal process, terms of the credit agreement were amended to increase the available unsecured borrowings to $30.0 million. Available borrowings under the agreement were $30.0 and $21.0 million at September 30, 2004 and December 31, 2003, respectively.

Note 9 – Related party transactions

Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust ("Liberty").  The Company also had $1,536,958 in demand deposits with Liberty at September 30, 2004.

The Company also engages from time to time in other transactions with related parties.  Please refer to the "Related Parties" disclosure in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2003 for additional information on related party transactions.

Note 10 - Segment Financial Information
The following table summarizes assets, revenues and profit by business segment. A reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
(in Thousands)
Segment Revenues: 3 Months ended 9/30/04 3 Months ended 9/30/03 9 Months ended 9/30/04 9 Months ended 9/30/03	$ 3,193 2,844 9,389 8,397	$ 7,043 6,810 21,209 20,615	$ 6,863 6,609 20,659 19,955	$ 3,906 3,414 11,624 9,992	$ 3,063 2,329 8,600 6,852	$ 24,068 22,006 71,481 65,811
Segment Profit: 3 Months ended 9/30/04 3 Months ended 9/30/03 9 Months ended 9/30/04 9 Months ended 9/30/03	$ 484 348 1,650 1,508	$ 2,561 2,310 7,659 8,441	$ 2,545 2,676 7,737 8,540	$ 1,231 1,225 4,124 3,732	$ 209 374 1,013 1,250	$ 7,030 6,933 22,183 23,471
Segment Assets: 9/30/04 9/30/03	$ 31,953 27,578	$ 66,377 65,766	$ 65,747 64,701	$ 41,618 35,638	$ 28,586 21,905	$ 234,281 215,588

		3 Months Ended 9/30/04 (in 000's)	3 Months Ended 9/30/03 (in 000's)	9 Months Ended 9/30/04 (in 000's)	9 Months Ended 9/30/03 (in 000's)
Reconcilement of Profit: Profit per segments Corporate earnings not allocated Corporate expenses not allocated Income Taxes not allocated Net Income		$ 7,030 (845) (3,820) (616) $ 1,749	$ 6,933 (558) (4,111) (544) $ 1,720	$ 22,183 (3,077) (12,018) (1,685) $ 5,403	$ 23,471 (2,326) (11,569) (1,596) $ 7,980

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BRANCH OPERATIONS
Jack R. Coker	Senior Vice President
J. Michael Culpepper	Vice President
Kay S. Lovern	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Shelia Garrett	Bonnie Letempt	Dale Palmer
Bert Brown	Brian Gray	Mike Lyles	Hilda Phillips
Ronald Byerly	Jack Hobgood	Jimmy Mahaffey	Henrietta Reathford
Debbie Carter	Bruce Hooper	Roy Metzger	Michelle Rentz
Rick Childress	Jerry Hughes	Brian McSwain	Pat Smith
Bryan Cook	Janice Hyde	Harriet Moss	Gaines Snow
Jeremy Cranfield	Judy Landon	Mike Olive	Les Snyder
Joe Daniel	Jeff Lee	Melvin Osley	Marc Thomas
Donald Floyd	Tommy Lennon

BRANCH OPERATIONS

ALABAMA
Albertville	Center Point	Fayette	Jasper	Pelham	Sylacauga
Alexander City	Clanton	Florence	Moulton	Prattville	Troy
Andalusia	Cullman	Gadsden	Muscle Shoals	Russellville (2)	Tuscaloosa
Arab	Decatur	Hamilton	Opp	Scottsboro	Wetumpka
Athens	Dothan	Huntsville (2)	Ozark	Selma
Bessemer	Enterprise

GEORGIA
Adel	Carrollton	Dallas	Griffin (2)	McDonough	Stockbridge
Albany	Cartersville	Dalton	Hartwell	Milledgeville	Swainsboro
Alma	Cedartown	Dawson	Hawkinsville	Monroe	Sylvania
Americus	Chatsworth	Douglas (2)	Hazlehurst	Montezuma	Sylvester
Athens (2)	Clarkesville	Douglasville	Helena	Monticello	Thomaston
Bainbridge	Claxton	East Ellijay	Hinesville (2)	Moultrie	Thomson
Barnesville	Clayton	Eastman	Hogansville	Nashville	Tifton
Baxley	Cleveland	Eatonton	Jackson	Newnan	Toccoa
Blakely	Cochran	Elberton	Jasper	Perry	Valdosta (2)
Blue Ridge	Colquitt	Flowery Branch	Jefferson	Pooler	Vidalia
Bremen	Commerce	Forsyth	Jesup	Richmond Hill	Villa Rica
Brunswick	Conyers	Fort Valley	LaGrange	Rome	Warner Robins
Buford	Cordele	Gainesville	Lavonia	Royston	Washington
Butler	Cornelia	Garden City	Lawrenceville	Sandersville	Waycross
Cairo	Covington	Georgetown	Madison	Savannah	Waynesboro
Calhoun	Cumming	Glennville	Manchester	Statesboro	Winder
Canton	Dahlonega	Greensboro

LOUISIANA
Alexandria	DeRidder	Jena	Marksville	New Iberia	Pineville
Crowley	Franklin	Lafayette	Morgan City	Opelousas	Prairieville
Denham Springs	Houma	Leesville	Natchitoches

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Batesville	Forest	Hernando	Magee	Oxford	Senatobia
Bay St. Louis	Grenada	Houston	McComb	Pearl	Starkville
Booneville	Gulfport	Iuka	New Albany	Picayune	Tupelo
Carthage	Hattiesburg	Jackson	Newton	Ripley	Winona
Columbia	Hazlehurst	Kosciusko

SOUTH CAROLINA
Aiken	Columbia	Greenville	Lexington	North Charleston	Spartanburg
Anderson	Conway	Greenwood	Lugoff	Orangeburg	Summerville
Cayce	Dillon	Greer	Marion	Rock Hill	Sumter
Charleston	Easley	Lancaster	Newberry	Seneca	Union
Chester	Florence	Laurens	North Augusta	Simpsonville	York
Clemson	Gaffney

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation

Ben F. Cheek, IV Vice Chairman

Lorene M. Cheek Homemaker

Jack D. Stovall President, Stovall Building Supplies, Inc.

Dr. Robert E. Thompson Physician, Toccoa Clinic

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

A. Jarrell Coffee Executive Vice President and Chief Operating Officer

Phoebe P. Martin Executive Vice President - Human Resources

Lynn E. Cox Area Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303